Exhibit 12.1

RASER TECHNOLOGIES, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2008	2007	2006	2005	2004
Available Earnings:
Pretax income (loss) from continuing operations before interest expense	$(38,765,138)	$(15,749,005)	$(18,488,936)	$(8,932,816)	$(6,976,075)
Add interests portion of rent expense	33,000	26,500	22,600	14,300	10,000

Available earnings (deficit) from continuing operations before interest expense.	(38,732,138)	(15,722,505)	(18,466,336)	(8,918,516)	(6,966,075)

Fixed Charges:
Interest expense incurred	3,198,280	—	—	—	—
Rent expense	330,000	265,000	226,000	143.000	100,000
Interest portion of rent expense	33,000	26,500	22,600	14,300	10,000

Fixed charges	3,231,280	26,500	22,600	14,300	10,000

Ration of earnings to fixed charges	*	*	*	*	*
* Deficiency of fixed charge coverage	$(41,963,418)	$(15,749,005)	$(18,488,936)	$(8,932,816)	$(6,976,075)